Capital and Indebtedness	Exhibit 99.3

Capitalisation and Indebtedness

The following table sets out the issued share capital of Barclays Bank PLC and its consolidated total shareholders’ equity, indebtedness and contingent liabilities as at 30 June 2015. The information has been prepared in accordance with International Financial Reporting Standards (IFRS).

As at 30 June 2015

Share capital of Barclays Bank PLC	(000)

Ordinary shares - issued and fully paid shares of £1 each	2,342,559

Preference shares - issued and fully paid shares of £100 each	21

Preference shares - issued and fully paid shares of £1 each	1

Preference shares - issued and fully paid shares of U.S.$100 each	58

Preference shares - issued and fully paid shares of U.S.$0.25 each	237,000

Preference shares - issued and fully paid shares of €100 each	32

Group shareholders’ equity	£m

Called up share capital	2,380

Share premium account	12,092

Other reserves	461

Other equity instruments	4,350

Other shareholders’ funds	487

Retained earnings	43,787

Shareholders’ equity excluding non-controlling interests	63,557

Non-controlling interests	2,153

Total shareholders’ equity	65,710

Group indebtedness(1)

Subordinated liabilities	20,155

Debt securities in issue	75,525

Total indebtedness	95,680

Total capitalisation and indebtedness	161,390

Group contingent liabilities

Guarantees and letters of credit pledged as collateral security	15,131

Performance guarantees, acceptances and endorsements	5,215

Total contingent liabilities	20,346

Documentary credits and other short-term trade related transactions	1,163

Forward starting reverse repurchase agreements, standby facilities, credit lines and other commitments(2)	284,863

1.	“Group indebtedness” includes interest accrued as at 30 June 2015 in accordance with International Financial Reporting Standards.
2.	Forward starting reverse repurchase agreements, standby facilities, credit lines and other commitments increased by £14.7bn to £299.6bn at 30 September 2015.

Barclays Bank PLC	1